China Health Industries Holdings, Inc.

3199-1 Longxiang Road, Songbei District

Harbin City, Heilongjiang Province

People’s Republic of China, 150028

January 8, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street NE

Washington, D.C. 20549

Attn: Charlie Guidry and Christopher Dunham

Re:	China Health Industries Holdings, Inc.
Form 10-K for Fiscal Year Ended June 30, 2023
File No. 000-51060

Dear Messrs. Guidry and Dunham:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated December 27, 2023, to China Health Industries Holdings, Inc (the “Company”) with respect to the Company’s Annual Report on Form 10-K (the “10-K”) for the fiscal year ended June 30, 2023 filed with the Commission on November 13, 2023 (File No. 001-51060).

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below and is followed by the Company’s response in bold.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections., page 30

1.	We note your response letter dated April 10, 2023 indicated that you would "electronically submit to the Commission on a supplemental basis a register of the shareholders of the Company’s issued and outstanding equity securities, to establish that the Company is not owned or controlled by a governmental entity in any foreign jurisdiction on or before the due date of the 10-K for FY2023" in order to comply with Item 9C(a) of Form 10-K. However, it appears that you are delinquent in submitting this information. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Response: The Company has filed with SEC a Supplemental Submission form “SPDSCL-HFCAA-GOV” to provide disclosure pursuant to Item 9C(a) of Form 10-K clarifying that the Company is not owned or controlled by a governmental entity in any foreign jurisdiction where the PCAOB had historically determined to be unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. The supporting document, i.e., the registered shareholder list as of September 28, 2023 could be made available via confidential submission to the Commission should the Staff request it.

Should any questions arise in connection with this response letter, please contact Elizabeth F. Chen, Esq. from Pryor Cashman LLP, counsel to the Company at 212-326-0199 or echen@pryorcashman.com.

Sincerely yours,

China Health Industries Holding, Inc.

/s/ Xin Sun
Xin Sun
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

cc:	Elizabeth F. Chen, Esq. Pryor Cashman LLP